March 23, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino, Staff Attorney
Joshua Shainess, Legal Branch Chief
Lisa Etheredge, Senior Staff Accountant
Robert Littlepage, Accountant Branch Chief

Re:	Magallanes, Inc.
Amendment No. 1 to Form 10-12G
Filed March 15, 2022
File No. 000-56394

Ladies and Gentlemen:

On behalf of Magallanes, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated March 22, 2022, pertaining to the Company’s above-referenced Amendment No. 1 to Registration Statement on Form 10 filed on March 15, 2022 (the “Registration Statement”). In connection with such response, the Company is concurrently filing an Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not defined in this letter have the meaning given in the Amended Registration Statement.

To assist your review, we have reproduced the text of the Staff’s comment in italics below, followed by the response on behalf of the Company.

Registration Statement on Form 10 filed March 15, 2022

Summary Historical Combined Financial Information of the WarnerMedia Business, page 48

1.

Please revise the amount presented for operating income for the year ended December 31, 2021 so that it is consistent with the amount presented in your audited combined statements of operations on page F-3.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Amended Registration Statement.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (310) 712-6603 of Sullivan & Cromwell LLP.

Very truly yours,

/s/ Patrick S. Brown

cc:	Pascal Desroches

Debra L. Dial

Jennifer Biry

David R. McAtee II

AT&T Inc.